Exhibit 3.1(a)

AMENDMENTS TO ARTICLES OF INCORPORATION

1.   Name of corporation: Nyxio Technologies Corporation

3.  Shares.  The amount of total authorized capital stock of the corporation is One Hundred Twenty-One Million Two Hundred Twelve Thousand One Hundred Twenty-Two (121,212,122) shares of common stock, par value per share: $0.001.